EXHIBIT 99.12

April 21, 2006

John Heneghan
EGI-NP Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606

Re:    Contribution

Dear John:

We have agreed that EGI-NP Investments, L.L.C. ("EGI") is investing in Carpe Diem Long Short Fund, LLC ("Carpe Diem"). Pursuant to its Subscription Agreement, EGI has agreed to make a capital contribution to Carpe Diem. We agree that (i) the NAV of all securities, cash and cash equivalents held in the EGI managed account established pursuant to an Account Management Agreement dated June 17, 2005 (the "AMA"), determined as of March 31, 2006 (including carry over accruals for Expenses, Management Fee and Profit Allocation), is $[*]; and (ii) in satisfaction of our subscription, with economic effect as of April 1, 2006, EGI has contributed to Carpe Diem $[*] NAV of such assets to Carpe Diem, with the remaining $[*] of such assets to be redeemed in cash to EGI. All investment activities from and after April 1, 2006 shall be in respect of Carpe Diem and not in respect of the AMA. The AMA shall be terminated (except to the extent necessary for the retitling of certain previously identified securities to the name of Carpe Diem and/or CD Investment); provided, that, Sections 13, 14, 15, 16 and 20 of the AMA shall not be terminated and shall remain in full force and effect with respect to the performance, actions and omissions of the parties prior to the date hereof. We both understand that the contribution referred to in this letter includes the shares of Sunterra Corporation held pursuant to the AMA.

EGI-NP INVESTMENTS, L.L.C.

/s/ Philip G. Tinkler
By: Philip G. Tinkler
Its: Treasurer

CD CAPITAL MANAGEMENT LLC
By: ZP II LP, its Managing Member
By: C3 Management Inc, its General Partner

/s/ John Ziegelman
By: John Ziegelman
Its: President

* Blank spaces contained confidential information that has been filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.